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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D C 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from October 1, 2002 through December 31, 2002
Commission file number 001-31446

CIMAREX ENERGY CO.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	45-0466694 (I.R.S. Employer Identification No.)
707 Seventeenth Street, Suite 3300, Denver, Colorado 80202 (Address of principal executive offices including ZIP code)
(303) 295-3995 (Registrant's telephone number)
A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FILING VALUES:
FORM TYPE:            11-K

Cimarex Energy
Co. 401(k) Plan

         Contents

Independent Auditors' Report	3
Financial Statements
Statement of Net Assets Available for Plan Benefits — December 31, 2002	4
Statement of Changes in Net Assets Available for Plan Benefits — Period from Inception (October 1, 2002) Through December 31, 2002	5
Notes to Financial Statements	6-11
Supplemental Schedule
Schedule H, line 4i — Schedule of Assets (Held at End of Year) — December 31, 2002	12

Independent Auditors' Report

The Audit Committee of Cimarex Energy Co. and
Cimarex Energy Co. 401(k) Plan Administrative Committee

        We have audited the accompanying statement of net assets available for plan benefits of Cimarex Energy Co. 401(k) Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the period from inception (October 1, 2002) through December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the period from inception (October 1, 2002) through December 31, 2002 in accordance with accounting principles generally accepted in the United States of America.

        As further discussed in Note 1, the Key Production Company, Inc. 401(k) Plan was merged into the Plan effective November 1, 2002.

        Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ANTON COLLINS MITCHELL LLP Anton Collins Mitchell LLP

Denver, Colorado
June 27, 2003

Cimarex Energy
Co. 401(k) Plan

         Statement of Net Assets Available for Plan Benefits

December 31,	2002
Assets
Investments, at fair value (Notes 2 and 6):
Common/collective trust—
Vanguard Retirement Savings Trust*	$2,084,369
Registered investment companies—
American Funds EuroPacific Growth Fund	367,522
Vanguard 500 Index Fund Investor Shares*	1,312,780
Vanguard Explorer Fund	188,232
Vanguard Extended Market Index Fund Investor Shares	294,332
Vanguard Intermediate-Term Treasury Fund Investor Shares	119,852
Vanguard LifeStrategy Conservative Growth Fund	5,538
Vanguard LifeStrategy Growth Fund	20,953
Vanguard LifeStrategy Income Fund	12,991
Vanguard LifeStrategy Moderate Growth Fund	13,771
Vanguard Total Bond Market Index Fund*	1,319,324
Vanguard Total International Stock Index Fund	161,509
Vanguard U.S. Growth Fund*	1,354,406
Vanguard Wellington Fund Investor Shares	317,365
Vanguard Windsor II Fund Investor Shares	323,221
Common stock —
Cimarex Energy Co. Common Stock*	2,750,167
Helmerich & Payne, Inc. Common Stock*	2,589,615
Participant loans	293,741

Total investments	13,529,688

Contributions receivable:
Employee	30,423
Employer	23,568
Other	16,792

70,783

Net assets available for plan benefits	$13,600,471

*
Represents 5% or more of net assets available for benefits.

See accompanying independent auditors' report and notes to financial statements.

Cimarex Energy
Co. 401(k) Plan

         Statement of Changes in Net Assets Available for Plan Benefits

Period From Inception (October 1, 2002) through December 31,	2002
Additions:
Employee contributions	$222,087
Employer contributions	172,356
Assets transferred to plan (Note 1)	9,270,088
Merger of plan (Note 1)	3,485,143
Net appreciation in fair value of investments
(Note 3)	385,735
Interest and dividend income, investments	50,125
Interest income on participant loans	3,883
Other	16,792

Total additions	13,606,209

Deductions:
Benefits paid to participants	5,738

Total deductions	5,738

Net increase	13,600,471

Net assets available for plan benefits, beginning of period	—

Net assets available for plan benefits, end of period	$13,600,471

See accompanying independent auditors' report and notes to financial statements.

Cimarex Energy
Co. 401(k) Plan

         Notes to Financial Statements

1. Plan Description
The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the "Plan") and is provided for general information only. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

On February 25, 2002, Key Production Co., Inc. ("Key") and Helmerich & Payne, Inc. ("H&P") signed a definitive agreement that provided for H&P to spin off its oil and gas division to its shareholders and for the new company to combine with Key to form Cimarex Energy Co. The merger was approved by both Companies' Board of Directors and Key shareholders and was completed on September 30, 2002.

The Plan was established effective October 1, 2002 by Cimarex Energy Co. (the "Company" or "Cimarex"). The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries. The Plan is intended to be a defined contribution plan with profit sharing provisions.
Plan Merger and Plan Transfers

Effective November 1, 2002, the Key Production Company, Inc. 401(k) Plan ("Key Plan") was merged into the Plan. Participants of the Key Plan were fully vested in their accounts as of September 30, 2002. In connection with the merger, assets totaling $3,485,143 were received from the Key Plan on behalf of those employees of Key who became employees of Cimarex effective September 30, 2002. Assets transferred were received by the Plan on November 4 and 5, 2002.

Also, on November 18, 2002, plan accounts of the employees who previously were enrolled in the Helmerich & Payne, Inc. 401(k)/Thrift Savings Plan (the "H&P Plan") were transferred to the Plan due to those individuals' employment changing from H&P to Cimarex effective September 30, 2002 in connection with the financial restructuring that occurred effective that day which resulted in the formation of Cimarex. A total of $9,270,088 was transferred to the Plan from the H&P plan. Assets transferred were received by the Plan on November 18, 2002.

Certain provisions of the Plan were made consistent with those of the Key Plan and H&P Plan with respect to available forms of benefit payments and retaining certain loan provisions available under the H&P Plan.
General
The Plan is a defined contribution plan covering employees of Cimarex. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee and Administrator of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company ("Vanguard"). The trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. All assets of the Plan are with the investment plan accounts of Vanguard. Vanguard is also the record keeper of the Plan.
Eligibility

All non-excludable employees of the Company who have obtained the age of 18 and who have completed three months of service (as defined) are eligible to participate in the Plan. Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens. All former employees of Key and H&P who became employees of the Company effective September 30, 2002, as part of the merger, were immediately eligible to participate in the Plan. Employees may enter the Plan on the first day of each calendar month after meeting plan requirements. A participant may modify his/her deferral election beginning the first pay period of each month if desired.
Contributions

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee's elective 401(k) deferred salary contribution). In no event shall the portion of earnings to be deferred be less than 1% of the participant's earnings nor more than 50% of the participant's pre-tax annual compensation, as defined in the Plan document, subject to annual IRS dollar limits ($11,000 for 2002).

The Company will then make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company. In no event, however, shall the Company's matching contribution, on behalf of a participant, exceed an amount equal to 5% of each participant's eligible compensation, as defined in the Plan document. The Plan also allows for a profit-sharing contribution by the employer. There was no profit-sharing contribution for the period from inception (October 1, 2002) through December 31, 2002.
Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan document.
Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, earnings and losses on investments, and is charged with the participant's withdrawals and distributions on a daily basis. The investment earnings or losses are allocated to each participant's account in the proportion that the balance of each participant's account bears to the total balance of all participants in each investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan. Currently, the Plan offers 14 investment options in registered investment companies, a common/collective trust and Cimarex common stock for participants. Participants transferred from the H&P Plan may have investments in H&P common stock in their accounts. All participants currently invested in the H&P common stock are required to transfer their account holdings to other investment offerings by September 30, 2003.
Participant Loans

An employee may, with the consent of the plan administrator, borrow the lesser of $50,000 or one-half of their vested account balance. Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000. With respect to participants whose loans were transferred from the H&P Plan who had more than one loan outstanding, the loans are permitted to be repaid according to their existing terms. The maximum loan term is five years, except for a loan to acquire a participant's principal residence. A participant's loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period. The loans are secured by the balance in the participant's account, and bear interest at a rate of prime plus one percent as determined periodically by the Plan administrator. Interest rates for the loans range from 5.75% to 10.50%. Principal and interest are paid ratably through monthly payroll deductions.
Vesting

A participant is immediately fully vested in that portion of his/her account attributable to 401(k) deferred salary contribution and rollover contributions. The participant's vested percentage in that portion of the account attributable to employer contributions shall be based on the length of his/her credited service with the employer, in accordance with the following schedule:
Completed years of credit service with the employer	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

For purposes of vesting, years of service are computed based on employment date anniversaries. Participants are credited with prior years of service earned with Key or H&P. A year of service is defined in the Plan document. Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.

Forfeitures

At December 31, 2002, forfeited non-vested accounts totaled $37,735. The amount of any non-vested forfeiture attributed to a participant's break in service as specified by the plan document will be used to reduce future employer contributions. In 2002, employer contributions could have been reduced by the forfeited non-vested accounts transferred in from the Key Plan of $33,102 and $4,633 for investment earnings on forfeited non-vested accounts. During 2002, employer contributions were not reduced by such forfeitures. Such remaining unused forfeiture amounts are currently unallocated to participant accounts.
Plan Expenses
Administrative expenses are paid by the Company. Loan fees are paid by Plan participants.
Termination of Employment

A participant who terminates employment prior to the normal retirement age of 62 is entitled to 100% of the value of his/her account attributable to participant contributions, plus the vested percentage of the value of the participant account attributable to the employer's contributions.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated all participant accounts would immediately become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.
Payment of Benefits

Upon termination of service, death, disability or attainment of normal retirement age of 62, a participant may elect to receive lump sum distributions equal to the vested value of the participant's account, or transfer the vested balance to another qualified retirement plan or individual retirement account. Participants formerly with the Key Plan or H&P Plan may elect any distribution form available under those plans. Immediate lump-sum distributions are to be made to terminated participants if the participant's vested account balance, net of rollover contributions, is $5,000 or less.
Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.
Voting Rights of Company Common Stock

The trustee, Vanguard, holds the shares of Cimarex common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant's account including, but not limited to, the right to sell or retain shares in a public or private tender offer. Participants direct the trustee to vote by submission of timely participant directions. Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

2. Summary of Significant	Basis of Accounting
Accounting Policies	The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America require the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust (Retirement Savings Trust) are valued at net asset value at year-end. The value of the account is expressed in "units". The common stock funds are valued at year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are stated at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period from inception (October 1, 2002) to December 31, 2002) appreciated (depreciated) in value as follows:
Three Month Period ended December 31,	2002
Registered investment companies	$(143,004)
Common stock	528,739

$385,735

Investments, which exceed five percent of net assets available for plan benefits are separately identified on the accompanying statement of net assets available for plan benefits.

4. Income Tax Status
The prototype plan, which the Company adopted, obtained its latest determination letter on December 20, 2001. The Internal Revenue Service has stated that the prototype plan is qualified and the related trust is tax-exempt. The Plan has filed for a separate determination letter for the prototype plan as adopted. The Internal Revenue Service has not yet issued a determination letter on the Plan as adopted by the Company. The Plan has been amended since applying for the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
5. Related Party Transactions
The Plan invests in shares of registered investment companies and units of a common/collective trust managed by an affiliate of Vanguard. Vanguard acts as trustee for the Plan. The Plan also invests in Cimarex common stock, common stock of the Plan sponsor, which also qualifies as a related party transaction. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
6. Concentrations, Risks and Uncertainties
The Plan invests in registered investment company investments, a common/collective trust and common stock of the Company and H&P. Registered investment companies and common/collective trusts invest in various investment securities, which are exposed to various risks such as interest rate, market and credit. Shares of the Company's and H&P's common stock are also exposed to the same risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Additionally, certain registered investment companies' investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Cimarex Energy
Co. 401(k) Plan

         Schedule H, line 4i - Schedule of Assets
(Held at End of Year)—December 31, 2002

December 31, 2002				EIN: 45-0466694 Plan Number 001
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Shares/ Units	(e) Cost	(f) Current Value
*	Vanguard Retirement Savings Trust	Common/Collective Trust	2,084,368.950	(1)	$2,084,369
*	American Funds EuroPacific Growth Fund	Registered Investment Company	16,000.109	(1)	367,522
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	16,177.200	(1)	1,312,780
*	Vanguard Explorer Fund	Registered Investment Company	4,137.874	(1)	188,232
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	15,706.104	(1)	294,332
*	Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	10,165.535	(1)	119,852
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	432.021	(1)	5,538
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	1,459.138	(1)	20,953
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	1,054.429	(1)	12,991
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	992.897	(1)	13,771
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	127,102.462	(1)	1,319,324
*	Vanguard Total International Stock Index Fund	Registered Investment Company	20,920.843	(1)	161,509
*	Vanguard U.S. Growth Fund	Registered Investment Company	112,305.628	(1)	1,354,406
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	12,922.041	(1)	317,365
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	15,539.459	(1)	323,221
*	Cimarex Energy Co. Common Stock	Company Stock Fund	153,640.603	(1)	2,750,167
	Helmerich & Payne, Inc. Common Stock	Common Stock Fund	92,784.496	(1)	2,589,615
*	Participant Loans	5.75% to 10.50%, various maturity dates	—	—	293,741

					$13,529,688

*
Related party interest as defined by ERISA.

(1)
The cost of participant-directed investments is not required to be disclosed.

See accompanying auditors' report and notes to financial statements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co., Inc. (Registrant)

Cimarex Energy Co., Inc. 401(k) Plan

BY:	/s/ PAUL KORUS Paul Korus VP, CFO and Treasurer Cimarex Energy Co.
BY:	/s/ RICHARD S. DINKINS Richard S. Dinkins Director of Human Resources of Cimarex Energy Co. and Plan Administrator of the Cimarex Energy Co. 401(k) Plan

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  Cimarex Energy Co. 401(k) Plan
  Independent Auditors' Report
  Cimarex Energy Co. 401(k) Plan
  Cimarex Energy Co. 401(k) Plan
  Cimarex Energy Co. 401(k) Plan
  Cimarex Energy Co. 401(k) Plan
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